UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2016
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Transition Period from                       to                      .

Commission file number: 001-05519

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CDI Corporation
401(k) Savings Plan

B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CDI Corp. 1735 Market Street, Suite 200, Philadelphia, PA 19103-2768 (Address of principal executive offices)

CDI CORPORATION
401(k) SAVINGS PLAN
Form 11-K

For the Annual Period Ended December 31, 2016

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2016 and 2015	3
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2016 and 2015	4

Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Line 4i-Schedule of Assets (Held at End of Year), December 31, 2016	12

Signature	13

Index to Exhibits	14

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the CDI Corporation 401(k) Savings Plan Committee:
We have audited the accompanying statement of net assets available for benefits of the CDI Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2015 financial statements to retrospectively apply the change in accounting for investments, as described in Note 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of CDI Corporation 401(k) Savings Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 27, 2017

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 3 to the financial statements, the accompanying statement of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for plan benefits for the year then ended. The 2015 financial statements before the effects of the adjustments discussed in note 3 have been withdrawn and are not presented herein. The 2015 financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2015 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in note 3, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in note 3, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2016

FINANCIAL STATEMENTS

CDI Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015

Assets:
Cash and cash equivalents	$—	$4

Investments:
Investments, at fair value	271,068,600	263,836,293
Total investments	271,068,600	263,836,293

Receivables:
Employer contributions receivable	73,983	64,201
Participant contributions receivable	505,504	438,549
Notes receivable from participants	4,692,146	4,944,990
Fee income receivable	45,979	197,276
Total receivables	5,317,612	5,645,016
Total Assets	276,386,212	269,481,313

Liabilities:
Administrative expenses payable	37,914	39,255
Net assets available for benefits	$276,348,298	$269,442,058

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015

Additions:
Investment Income:
Interest, dividend and fee income	$8,735,367	$8,647,983
Net appreciation (depreciation) in fair value of investments	6,269,581	(7,672,922)
Total investment income	15,004,948	975,061

Contributions:
Participant contributions	25,073,222	25,247,884
Employer contributions (net of forfeitures of $220,376 - 2016 and $171,629 - 2015)	2,529,048	2,651,883
Total contributions	27,602,270	27,899,767

Total additions	42,607,218	28,874,828

Deductions:
Withdrawals and distributions	(35,251,385)	(34,288,149)
Administrative expenses	(449,593)	(83,903)
Total deductions	(35,700,978)	(34,372,052)

Net increase (decrease) in net assets available for benefits	6,906,240	(5,497,224)

Net assets available for benefits:
Beginning of year	269,442,058	274,939,282
End of year	$276,348,298	$269,442,058

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company” or the "Plan Sponsor") and those of its subsidiaries that have adopted the Plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of any payroll period beginning as soon as administratively practicable after the date on which the employee becomes eligible to participate.

(b)    Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan. Effective June 1, 2016, eligible employees may now elect to make voluntary Roth after-tax contributions. The Roth contributions, together with the tax deferred contributions, are subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee's elective contributions. Eligible employees receive a matching contribution on a per pay basis of 33.3% up to the first 6% of eligible contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants' previous employer and Roth rollover accounts.

Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent on the first day of each subsequent plan year. The automatic increase is stopped when a deferral rate of 10% is attained, unless changed by the participant.
(c)    Investments

Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan, including mutual funds, common collective trust funds and CDI Corp. common stock. Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Great-West Lifetime Asset Allocation Trust; however, participants may change investment funds at any time. Company contributions are invested in a portfolio of investments as directed by the participant. Contributions in the CDI Corp. common stock can be no more than 20% of total contributions allocated to any participant. In addition, transfers into CDI Corp common stock will be restricted if the participant common stock balance is 20% or more of the total account balance.

(d)    Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is adjusted to reflect participant and Company contributions, as well as investment income or loss and withdrawals based on the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)    Vesting

All participants are fully vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are fully vested at all times in their employer matching contributions account, with some exceptions as noted below. The exceptions pertain to the CDI-Infrastructure, LLC and DSPCon Corporation subsidiaries of the Company where vesting of matching contributions takes place on a six-year graduated basis for matching contributions made before January 1, 2012. The vesting of matching contributions made on or after January 1, 2012 for all participants will take place on a three-year graduated schedule based on years of service. Participants forfeit the

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2016 and 2015, the Plan had forfeitures of $27,457 and $24,646, respectively, available to reduce future employer contributions.

(f)    Fee Income

A portion of service fees are returned to the Plan based on a revenue sharing arrangement with Great-West Life & Annuity Company (“Administrative Service Provider”). The revenue sharing amounts received are credited to an administrative account, which is used to pay administrative expenses incurred by the Plan. During 2016 and 2015, the Plan earned $310,764 and $284,453, respectively, in fee income. As of December 31, 2016 and 2015, the balance in the administrative account was $158,918 and $138,999, respectively.

(g)    Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 ½. Prior to the age of 59 ½, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in certain situations, in annual installments.

(h)    Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Plan Sponsor. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant's vested account balance or $50,000 reduced by the participant's highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Effective September 15, 2016, new loans will bear interest at the prime rate plus zero percent. Interest rates on outstanding loans at December 31, 2016 range from 3.50% to 10.25%.

(2) Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)    Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Disclosures, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)    Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(e)    Administrative Expenses

Administrative expenses, such as auditing, legal fees and investment advisory services incurred in the operation of the Plan are paid out of the Plan Sponsor's ERISA budget account. The ERISA budget account was established as a result of a negotiated arrangement between the Plan Sponsor and Administrative Service Provider for purposes of allocating some or all of the service fees that the Administrative Service Provider receives from the Plan's investments for the payment of Plan expenses. These Plan expenses are reflected in the accompanying statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. Administrative expenses in excess of the ERISA budget account are paid by the Company and its participating subsidiaries. During 2015, certain administrative expenses were paid by the Administrative Service Provider.

(f)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(g)    Payment of Benefits

Benefits are recorded when paid.

(h)    Reclassifications

Certain reclassifications have been made to the previous period's financial statements in order to conform to the current year's presentation.

(3) Impact of Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits; (2) the net appreciation or depreciation for investments by general type and (3) disaggregating the investment information by nature, characteristics and risks. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan adopted ASU 2015-12 for the year ending December 31, 2016 and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of net assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

(4) Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

Common Collective Trust Funds:

•
The Putnam Stable Value Fund is a common collective trust that primarily holds investments in fully benefit-responsive insurance contracts. The Plan's investments in the Putnam Stable Value Fund are considered indirect investments in fully benefit-responsive investment contracts, and therefore are valued at NAV, which is used as a practical expedient to estimate fair value. The stable value fund generally permits redemptions daily at the current NAV. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient.

•
The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date.

•
The Great-West Lifetime Asset Allocation Trust I (2015, 2025, 2035, 2045, 2055) Indexes represent portfolios of global equities, bonds and traditional inflation hedges such as commodities and treasury inflation protected securities. The investment objective of each fund is to seek capital appreciation and income. After the target year noted in the name of the Fund, the investment objective is to seek income and secondarily, capital growth. Investments in units of the underlying collective funds and shares of underlying mutual funds are valued at their unit value or NAV as reported by the underlying fund. The unit value of each Fund is determined by dividing the net assets attributable to the fund by the number of outstanding units of each Fund on each valuation date.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables outline, by major category, the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

		Fair Value Measurements At December 31, 2016 Using
Description	Fair Value Measurements at December 31, 2016	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$135,656,807	$135,656,807	$—	$—
CDI Corp. common stock	1,640,582	1,640,582	—	—
Total assets in the fair value hierarchy	137,297,389	$137,297,389	$—	$—
Investments measured at net asset value (a)	133,771,211
Total investments measured at fair value	$271,068,600

(a)  In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the amounts presented in in the statements of net assets available for benefits.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

		Fair Value Measurements At December 31, 2015 Using
Description	Fair Value Measurements at December 31, 2015	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$136,226,932	$136,226,932	$—	$—
CDI Corp. common stock	1,367,971	1,367,971	—	—
Total assets in the fair value hierarchy	137,594,903	$137,594,903	$—	$—
Investments measured at net asset value (a)	126,241,390
Total investments measured at fair value	$263,836,293

(a) In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the amounts presented in in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015.

	December 31, 2016
Description	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam Stable Value Fund	$28,265,111	None	Daily	12 Months
Putnam S&P 500 Index Fund	19,297,401	None	Daily	None
Great-West Lifetime Asset Allocation Trusts (a)	86,208,699	None	Daily	None
Total Investments measured at net asset value	$133,771,211

(a) Represents the aggregate Great-West Lifetime Asset Allocation Trust I Funds

	December 31, 2015
Description	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam Stable Value Fund	$28,493,657	None	Daily	12 Months
Putnam S&P 500 Index Fund	18,402,253	None	Daily	None
Great-West Lifetime Asset Allocation Trusts (a)	79,345,480	None	Daily	None
Total Investments measured at net asset value	$126,241,390

(a) Represents the aggregate Great-West Lifetime Asset Allocation Trust I Funds

(5) Investments

During the years ended December 31, 2016 and 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $6,269,581 in 2016 and depreciated by $(7,672,922) in 2015, respectively.

(6) Federal Income Taxes

The Internal Revenue Service ("IRS") has issued a letter of determination dated September 17, 2015, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examination for years prior to 2013.

(7) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8) Related Party Transactions

Plan investments amounting to $153,562,527 and $146,521,585 at December 31, 2016 and 2015, respectively, are held in funds sponsored by Great-West Trust Company, LLC and Putnam Fiduciary Trust Company, the trustee of the Plan. Certain administrative fees have been paid through a revenue sharing agreement with the Administrative Service Provider, see Note 1. Plan investments amounting to $1,640,582 and $1,367,971 at December 31, 2016 and 2015, respectively, are held in a stock fund consisting solely of common stock of the Plan Sponsor, CDI Corp. The Plan also carries notes receivable from participants, which are party-in-interest transactions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants' account balances and the amounts reported on the statements of net assets available for benefits accompanying these notes.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2016 and 2015 to the Form 5500:

	December 31,
	2016	2015

Net assets available for benefits per the financial statements	$276,348,298	$269,442,058
Participant contributions receivable	(505,504)	(438,549)
Employer contributions receivable	(73,983)	(64,201)
Deemed distributed loans	(716,745)	(647,101)
Fee income receivable	(45,979)	(197,276)
Administrative expenses payable	37,914	39,255
Net assets available for benefits per the Form 5500	$275,044,001	$268,134,186

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2016 to the Form 5500:

December 31,
2016

Contributions per the financial statements	$27,602,270
Employer contributions receivable	(73,983)
Employer contributions receivable in prior year, realized in current year	64,201
Participant contributions receivable	(505,504)
Participant contributions receivable in prior year, realized in current year	438,549
Contributions per the Form 5500	$27,525,533

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2016 to the Form 5500:

December 31,
2016

Net increase in net assets available for benefits per the financial statements	$6,906,240
Change in participant contributions receivable	(66,955)
Change in employer contributions receivable	(9,782)
Change in deemed distributed loans	(69,644)
Change in fee income receivable	151,297
Change in administrative expenses payable	(1,341)
Net increase in net assets available for benefits per the Form 5500	$6,909,815

SUPPLEMENTAL SCHEDULE

CDI Corporation
401(k) Savings Plan
EIN No. 23-1341909 / Plan Number 004
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, range of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Alger Cap Appreciation Fund	Mutual Fund	**	$18,780,921
	American Century Midcap Value	Mutual Fund	**	8,443,255
	American Funds Europacific Growth Fund	Mutual Fund	**	4,957,013
	American Funds New Perspective Fund	Mutual Fund	**	13,286,513
	Blackrock Global Allocation	Mutual Fund	**	1,191,727
	Blackrock Inflation Protected BD	Mutual Fund	**	2,695,137
	Columbia Mid Cap Index R5	Mutual Fund	**	2,932,844
	Columbia Small Cap Index R5	Mutual Fund	**	2,744,233
	Delaware Smid Cap Growth	Mutual Fund	**	8,478,199
*	Great-West Lifetime 2015 Trust I	Common Collective Trust	**	13,005,982
*	Great-West Lifetime 2025 Trust I	Common Collective Trust	**	28,480,999
*	Great-West Lifetime 2035 Trust I	Common Collective Trust	**	23,584,197
*	Great-West Lifetime 2045 Trust I	Common Collective Trust	**	15,690,889
*	Great-West Lifetime 2055 Trust I	Common Collective Trust	**	5,446,632
	Voya Global REIT Fund	Mutual Fund	**	1,847,113
	Invesco Small Cap Equity Institutional Portfolio	Mutual Fund	**	5,010,979
	John Hancock Balanced Fund	Mutual Fund	**	10,189,186
	JP Morgan Core Bond Fund Select	Mutual Fund	**	2,215,489
	JP Morgan Large Cap Growth Select	Mutual Fund	**	26,606,901
	Oppenheimer Developing Market Fund	Mutual Fund	**	2,161,065
*	Putnam Equity Income Fund	Mutual Fund	**	14,149,606
*	Putnam Income Fund	Mutual Fund	**	5,641,710
*	Putnam S&P 500 Index Fund	Common Collective Trust	**	19,297,401
*	Putnam Stable Value Fund	Common Collective Trust	**	28,265,111
	Templeton Global Bond Fund	Mutual Fund	**	1,842,019
	TIAA-CREF International EQ IDX Retire	Mutual Fund	**	355,756
	Vanguard Total Bond Market Index	Mutual Fund	**	2,127,141
*	CDI Corp. Stock Fund	CDI Corp. Common Stock	**	1,640,582
*	Participant loans	Notes, interest rates range from 3.50% to 10.25%, maturing through 2026.	—	4,692,146
				$275,760,746

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(k) SAVINGS PLAN
Date:	June 27, 2017	By:	/s/ Brian D. Short
Brian D. Short
Member, CDI Corporation 401(k) Savings
Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm